Mail Stop 6010

September 17, 2008

Mr. Wayne D. Cockburn
President and Chief Executive Officer
Impact Medical Solutions, Inc.
17011 Beach Boulevard
Suite 900
Huntington Beach, California 92647

      Re: **Impact Medical Solutions, Inc.**
               Form 10-KSB for the year ended December 31, 2007
               File No. 000-52117

Dear Mr. Cockburn:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

      Sincerely,

      Angela Crane
      Accounting Branch Chief